OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cityfreighter Inc.

3983 Cuervo Avenue
Santa Barbara, CA 93110

www.cityfreighter.com



1000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Common Stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of Common Stock ($10,000)

Company	Cityfreighter Inc.
Corporate Address	3983 Cuervo Avenue, Santa Barbara, CA 93110
Description of Business	Cityfreighter Inc., a Delaware corporation formed in June 2018, is developing medium-duty electric trucks for the last mile, mainly targeting large fleet operators
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10.00 per share
Minimum Investment Amount (per investor)	$250 per investor

Perks*

If we reach a minimum of $250,000

All investors are eligible for the following**:

- 2 Investors will be randomly selected and will receive a personal invite to the public unveiling event of the CF1 prototype in California, including airfare and luxury accommodation. You will meet the team and will have a dinner with the founders. And a full test-drive, of course
- All initial investors in Cityfreighter will receive VIP status and will be invited to every public event (transportation, accommodation, food not included)

**1 Entry for every 100 shares purchased

**Winners will be selected within 30 days of completion of fundraising

**Offer excludes family and friends of Cityfreighter employees*The CF1 prototype is expected to be unveiled in or before December 2018

PERK ADVANTAGE 1

$5,000+ Investment

You will be invited to visit our factory in California and to meet the real people behind Cityfreighter (transportation and accommodation not included). Well, you will be also invited for lunch at In N' Out Burger :)

PERK ADVANTAGE 2

$10,000+ Investment

You will receive a personal invite to a dinner with the founders. Location and time need to be mutually agreed on (transportation and accommodation not included).

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Cityfreighter Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 30 shares of Common Stock at $10/share, you will receive 3 bonus shares, meaning you'll own 33 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cityfreighter Inc. is an electric vehicle startup. We are developing an electric truck for Last Mile Logistics. Once we have achieved the necessary funding, we will build a prototype. What sets our company apart is our ability to fulfill logistic delivery solutions faster, cheaper and providing a Total Cost Of Ownership that will make owning electric trucks profitable for Fleet Owners, as well as private individuals.

Sales, Supply Chain, & Customer Base

We will offer our trucks for purchase online via our web page and will deliver directly to our customers. We intend to sell to fleet operators and individuals.

Competition

What sets us apart from our competitors is our attractive design and payload abilities, the lower purchase price, the customization approach and the different logistics concepts. We are striving to innovate frequently, reflecting in generating IP on a continuous basis as well.

Our main competitors are Chanje, Workhorse, Streetscooter, BYD and the established manufacturers. We believe Electric mobility is a disruptive technology and allows smaller entities to enter the business. The advantage for smaller companies is the ability to respond to new market requirements in a faster way.

We believe that our concept of outsourcing production to reliable partners in the automotive industry will enable us to innovate and execute faster than the competition.

Liabilities and Litigation

Cityfreighter Inc. currently does not have any liabilities. Cityfreighter Inc. is not involved in any litigation, nor does Cityfreighter Inc. have any history of litigation.

The team

Officers and directors

| Michael Schoening | Founder, Director and President |
| Joe Storment | Co-Founder, COO and Director |

Michael Schoening

Entrepreneur for life. Business Developer. Michael has over 30 years of product development experience. Before starting Cityfreighter, Michael served as president for Enblue Technology USA, Inc., a mobile devices accessories company, from 2015 until August 2018. He's currently the President of Cityfreighter Inc. from inception in June 2018 to present, working full time.

Joe Storment

Joe runs US Infrastructure development at Cityfreighter Inc. from inception in June 2018 to present working full time for the company. He has also been a private investor from 2008 to present.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Michael own the rights of the first patent application and has agreed to transfer them fully to the company. That might not be happen for any reason. One of the Company's most valuable assets is its intellectual property. We currently hold a number of copyrights and trade secrets. We will issue multiple patent applications in the near future. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to urban logistic transport. Future patents and other intellectual property could be unenforceable or ineffective.
- Market Competition We will compete with larger, established OEM's who currently have electric trucks on the markets and/or various respective electric truck development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the CF1 developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- This is a brand new company It has no history, no clients, no revenues. If you are investing in this company, it's because you think the CF1 and the development of electric trucks is a good idea, and that we will be able to successfully market, manufacture and sell the CF1 and other electric vehicles , that we can price it right and sell it to enough customers so that the company will succeed. We have yet to sell any vehicle and we plan to market a vehicle that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Undercapitalization** We estimate that we will require at least $10 million to commence commercial production of the CF1. We believe that we will be able to finance the commercial production of the CF1 through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may

happen at a price that results in you losing money on this investment.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Operational Product** It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the our product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Schoening, 59.0% ownership, Common Stock

Classes of securities

- Common Stock: 400,000

  The Corporation has authorized the issuance of 20,000,000 Common Stock, of which 400,000 are currently issued and outstanding.

Voting Rights

The holders of shares of the Company's common stock, a par value of $0.000010 per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of new Stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-15.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Q4 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 8 months without revenue generation. Personal funds from board members have been used for research, travel, trade show attendance, acquisitions of hardware and video presentations/images.

The company's inception was in June 2018. We are now planning to raise funds on StartEngine to finance the finalization of our prototype. The prototype will be the requirement for the next phase funding through Series A for which we will later consider our different offering options.

We are planning to raise a minimum of $ 10 million dollars in February 2019. This will enable us to finance operations and the start of the serial production, resulting in selling the first 100 vehicles in the US, starting Q3 2019, and 50 vehicles in Europe, starting Q4 2019. We anticipate this will generate $ 7.5 million dollars in sales, resulting in an operating loss of $6.5 million dollars.

For 2020, we are planning to manufacture 100 vehicles per month in the US and 100 vehicles per month in Europe. We believe that this will generate sales of $120 million dollars and the first profit of $ 14,4 million dollars. Those numbers are quite conservative. For example, Streetscooter in Germany manufactures 15,000 trucks per year.

Financial Milestones

2018 will be an investment and development period. The first production will start after Q3 2019, and we predict to become profitable by the end of 2020. The expected revenues are $ 7.5 million dollars for 2019 (resulting in an operating loss of $6.5 million dollars) and $ 120 million dollars for 2020 (with profit of $14,4 million dollars). The operating margin will be at 22%. (This is based on a projection of selling approximately 150 units in 2019 and 2400 units in 2020.

CityFreighter is still pre-revenue. Once we start production, our manufacturing model, based on fully outsourcing, except final assembly, will help us to generate significant revenues in a relatively short period. Our projections are based on our extensive market research and detailed knowledge of what is needed to scale the business.

We had meetings with potential customers and interviewed them about their intentions and asked them about a price and performance level they would see as attractive to initiate orders.

From our research, we determined that the price point should be at $50,000 or less. Our financial projections are based on a sales price of 50,000$, including 5% commission for our salespeople or third-party distributors. Our forecasted production numbers are quite conservatively planned.

In the future, more financing will be needed to scale up our business. After a prototype is completed it will be used to attract larger investors. This will have an impact on early and current shareholders value. We feel this will be necessary to make

Cityfreighter a realistic and profitable company. Future expenses in the near term may include the acquisition of hardware and software for prototype assembly, workshop rental, R&D etc.. Longer term expenses may include larger scale employee acquisition, larger scale manufacturing facilities including necessary equipment for manufacturing, office space rental, marketing services, legal services, R&D, etc..

Forecast for the next three years:

2018

Cityfreighter Inc. currently forecast that in 2018, our expenses will be around 400,000 USD. Those expenses are directly contributing to the finalization of the CF1 prototype.

2019

In 2019, we anticipate our expenses will be approximately $15 million dollars. We plan to raise a Series A round in February 2019 with a minimum goal of $10 million dollars, and we will consider our different offering options.

R&D Expenses are expected to increase to $3 million dollars. Cirtyfreighter expects to spend approximately $2 million dollars in capital expenditures for tooling, facilities, and other expenses related to development of manufacturing capabilities.

In addition we need cash to pre-finance our first production of 150 CF1. We are planning to work with partial down-payments from our customers.

2020

In 2020, we are planning to sell 2,400 trucks. We anticipate expenses will be approximately $100 million dollars, generating sales of $ 120 million dollars.

Less cost of financing and sales commissions we expect to generate a profit of $ 14.4 million dollars.

We are planning to initiate a Series B round after 2020, for which we will later consider our different offering options, to finance future operations and developments

2021

Ramping production to 5,000 units/year. Generating sales of $250 million dollars. We anticipate expenses will be approximately $220.5 million dollars, generating a profit of $29.5 million dollars

Ramping production to 10,000 units/year. Generating sales of $500 million dollars. We anticipate expenses will be approximately $445 million dollars, generating a profit of $55 million dollars.

Liquidity and Capital Resources

Since the start of the business concept idea in 2016, before the inception of the company in 2018, around $80,000 in cash were contributed by the founders, Michael Schoening, and the co-founder Joe Storment, to finance travel, research, and other development costs.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 8 months without revenue generation. If we only raise the minimum amount, we won't be able to operate and will have 1 month till running out of cash

The company is currently starting to generate operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under the different offering options, equity or debt issuances, or any other method available to the company. The infusion of funding from StartEngine investors will be the primary source of funding for Cityfreighter Inc. and will be the major source of capital infusion to date. It is necessary to receive this funding for Cityfreighter to move forward into hardware prototype development and completion. Upon receiving necessary capital from this source of funding we anticipate using funding immediately for component hardware acquisition and prototype assembly. Other sources of capital to date are personal contributions from board members and in future may include business credit, as well as future stock issuance, 's from possibly public sources and possibly private placement.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$4,000,000.00

The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property (The patent application is currently owned by Michael and the full rights will be transferred to the company in the future for no extra compensation) and the experience of the management team. The Company has also compared the value of similarly situated competitors like Streetscooter and Workhorse and believe that the valuation is correct to the best of their abilities. In specific, to come to a fair valuation, we took multiple points into consideration: Our business model, the experience of the founders team, the intellectual property, the market size, similar situated companies, the fast go-to market concept, current partnerships and the expected revenues in the next five years plus the fact, that we are planning to turn profitable in 2020.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds:		
R&D	$4,000	$500,000
Working Capital	$3,000	$300,000
Marketing	$1,000	$100,000
Legal Fees	$500	$22,000
Diverse	$500	$41,000

Total Use of Net Proceeds	$9,000	$963,000

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding. If we only raise the minimum amount, we won't be able to operate and will have 1 month till running out of cash, therefore, we will seek venture capital funding and have already reached out to VCs. If we manage to raise our target amount of $1,070,000, we believe the amount will last us 8 months and plan to use the net proceeds of approximately $963,000 over the course of that time as follows:

Research & Development ($500,000)

- Finalizing the prototype CF1
- Preparation for serial production

Working Capital ($300,000)

- We will bring in full-time team members who have previously worked part-time on efforts
- We will work with automotive experts to assist in developing prototype components and final vehicle assembly.
- Rent office and a small workshop in the US
- Rent office and a small workshop in Europe

Marketing ($100,000)

- Establish a road trip with a prototype to visit and show the CF1 to potential customers
- Show prototype at industry trade shows
- Launch marketing campaign to take pre-orders for the CF1
- Continue social media advertising to raise funding on Startengine.com

Legal Fees ($22,000)

- CPA
- Lawyer

Diverse ($41,000)

- Unforeseen costs reserve
- Office supplies

- Travel

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.cityfreighter.com in the financial section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cityfreighter Inc.

[See attached]



CDM Financials, LLC
Certified Public Accountants, Business Advisors

Independent Accountant's Review Report

To the Board of Directors
Cityfreighter, Inc.
Santa Barbara, California

I have reviewed the accompanying financial statements of Cityfreighter, Inc., which comprise the balance sheet as of July 15, 2018, and the related statement of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Charlene D. Moultrie

CDM Financials, LLC
Fairburn, GA
July 30, 2018

1 | P a g e

CITYFREIGHTER, INC.
REVIEWED BALANCE SHEET
AS OF JULY 15, 2018

ASSETS

	$ -
TOTAL ASSETS	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	-
Total Liabilities	-

STOCKHOLDERS' EQUITY

Common stock, par value, $0.00001, 20,000,000 shares authorized, 400,000 shares issued and outstanding	4
Subscription Receivable	(4)
Retained Earnings	-
Total Stockholders' Equity	$ -
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF OPERATIONS
FROM INCEPTION (JUNE 26, 2018) TO JULY 15, 2018

REVENUE		
TOTAL REVENUE	$	-
EXPENSES		
TOTAL EXPENSES	$	-
INCOME BEFORE INCOME TAX	$	-
Provision for Income Tax		-
NET INCOME	$	-

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF RETAINED EARNINGS
FROM INCEPTION (JUNE 26, 2018) TO JULY 15, 2018

| | Common Stock | | Subscription | Accumulated | Total Stockholders' |
	Shares	Amount	Receivable	Earnings	Equity
Balance June 26, 2018	-	-	-	-	-
Issuance of Shares	400,000	$ 4	$ (4)	-	-
Net Income/(Loss)	-	-	-	-	-
Balance July 15, 2018	400,000	$ 4	$ (4)	-	-

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF CASH FLOWS
AS OF JULY 15, 2018

OPERATING ACTIVITIES		
Net Income	$	-
Net Cash Provided by Operating Activities		-
INVESTING ACTIVITIES		
		-
Net Cash Used for Investing Activities		-
FINANCING ACTIVITIES		
		-
Net Cash Provided by Investing Activities		-
Net Change in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Non Cash Investing and Financing Activities		
Subscriptions Receivable	$	4

CITYFREIGHTER, INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 26, 2018) TO JULY 15, 2018

NOTE 1 – NATURE OF OPERATIONS
Cityfreighter Inc. was formed on June 26th, 2018 ("Inception") in the State of Delaware. The financial statements of Cityfreighter Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California. Cityfreighter Inc. develops light-, and medium-duty commercial electric vehicle platforms for the "last mile", combined with intelligent back-end solutions, to meet the needs of urban logistics. We will sell our products to fleet operators through direct, online, and distributor channels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 15th, 2018. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling electric trucks when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk
The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
We currently have no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.00001. As of July 15th, 2018, the company has currently issued 400,000 shares of our common stock at par value, for $4.

NOTE 6 – RELATED PARTY TRANSACTIONS
There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after July 30th, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Cityfreighter is pending StartEngine Approval

ZERO EMISSION | 100% ELECTRIC

0
Investors

$0.00
Raised of $10K · $1.67M goal

▶ PLAY VIDEO

Cityfreighter
Electric Trucks for the Last Mile

Overview   Team   Terms   Updates   Comments   Share

Investment Opportunity in Cityfreighter

We're raising **$1 million dollars** to finalize our working prototype, and to prepare for the go-to-market of our **first electric delivery truck, the CF1**



CF1 Basic   CF1 City

Product image are computer generated, product is in concept stage. Final product may vary

CityFreighter is a clean-tech start-up with team members in the US, Europe, and Asia. We are developing smart, light-duty (Class 1-3) commercial electric vehicles for the "last mile," combined with intelligent front- & back-
—
challenges of urban logistics in the future.

We are raising funds to finish the development of the full-scale functional **CF1** prototype.

Last Mile logistics will change, and they face a lot of future challenges. We believe the problem in the industry lies beyond just swapping fossil fuel operated motors with electric ones. Electric drivetrains and batteries are quickly becoming commodities. Now we can focus on what is important: To develop customized vehicle concepts, which seamlessly integrate into the existing infrastructures and evolving business requirements of fleet operators.

CityFreighter's **modular approach** enables precisely such customization of key infrastructure components serial production of commercial vehicles, and that is a **key differentiator** compared to large OEMs and other competitors. Developing fully customized trucks for large fleet operators becomes a reality.



Exterior & Interior
Design Options

Payload Area
Design

Connectivity & Cloud
Open Source Software

Propulsion & Battery
Configuration

Upcoming Changes in an Anticipated Growing Multi-Billion Dollar Market

The transportation and logistics industry faces many changes. By 2030, 70% of all people will live in bigger cities and this growth will have an impact on urban logistics. One consequence of this is that the demand for such more compact, pollution-free commercial vehicles is steadily growing. Furthermore, upcoming regulatory changes for inner city traffic will lead to a rapid increase in the sales of commercial electric vehicles for urban deliveries. We believe delivery vehicles for that 'last mile' require a reach of approximately 100 miles and maximum, modular load solutions. The increasing shortage of drivers is another issue. According to the IDTechEx report "Last Mile Electric vehicles 2018-2028", estimated that the last mile EV market will reach over $750 billion by 2029.





According to a recent report and statement by Lisa Jerram, the numbers of hybrid-electric and electric trucks is set to grow by almost 25 percent annually. McKinsey's latest research reveals that electric trucks could account for 15% of global truck sales by 2030, with favorable segments like urban light-duty trucks reaching sales as high as 25% to 35%.

Electro-mobility is a disruptive technology. Commercial logistics will change drastically within the coming years. We believe billions of dollars will be invested. This offers a lot of room to innovate and change the world. And it provides unique chances for new companies to move into this space and take a slice of pie from this growing market. Our target customers include large fleet operators for inner-city logistics, as well as maintenance and service providers. We believe that we are addressing a quickly growing multi-billion dollar market. We believe our rapid prototyping and go-to-market approach will enable us to gain a significant market share.

Our Solutions

We will offer fleet operators very competitive "total cost of ownership", customized (cabin, structure, outer design etc.) electric delivery trucks with modular storage solutions offering maximum loading capacity and extensive integration possibilities into their existing customer service, order-management and route optimization systems. To enable that, we plan to leverage AI, blockchain and more.

Autonomous Driving is on our roadmap for sure, but we believe, compared with passenger vehicles, this technology needs a much different and more individual approach for the logistics industry.

We are raising funds to finish the development and pilot of the full-scale functional CF1 prototype to show-case the latter features. Our first model, the **CF1**, uses an existing cabin with add-on parts to modify the design. We believe this approach will significantly reduce tooling costs and development time.

The modular manufacturing process will be outsourced, including using a fully automated production line for the cabin, and we will operate production factories close to or in key markets for final assembly and customization. Cityfreighter will operate in the US and Europe.



"Our approach significantly reduces tooling costs, development time and supports our fast go-to-market plan since quickly scalable production comes. It will allow us to rapidly develop different designs for different customers' value-chain requirements"



Michael Schoening
President



Product images are computer generated, product is in concept stage. Final product may vary.

Our Mission

"We will become a leader in Clean Urban Logistics Solutions. We will design premium customized electric trucks for our customers, to solve their key problems. Making the impossible possible"

The Opportunity

Investment

10$/share - When you invest you are betting the company's future value will exceed $5.0M.

Perks*

(*we reach a minimum of $250,000)

All Investors are eligible for the following**:

-2 investors will be randomly selected and will receive a personal invite to the public unveiling event of the CF1 prototype in California, including airfare and luxury accommodation. You will meet the team and will have a dinner with the founders. And, a full test-drive.

-All initial investors in Cityfreighter will receive VIP status and will be invited to every public event (transportation, accommodation, food not included)

**1 Entry for every 100 shares purchased
**Winners will be selected within 30 days of completion of fundraising
**Offer excludes family and friends of Cityfreighter employees
The CF1 prototype is expected to be unveiled on or before January 2019

PERK ADVANTAGE 1
$5,000+ Investment
You will be invited to visit our factory in California and to meet the real people behind Cityfreighter (transportation and accommodation not included)
Well, you will be also invited for lunch at In N' Out Burger :)
PERK ADVANTAGE 2
$10,000+ Investment
You will receive a personal invite to a dinner with the founders. Location and time need to be mutually agreed on (transportation and accommodation not included)
*All perks occur after the offering is completed.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below*

What We Have Accomplished So Far

We have met with industry leaders around the world to find innovative solutions to transportation and pollution challenges

The feasibility studies are completed, we have tested different drive configurations and finalized the complete truck layout design. The cabin and chassis are already in production. Together with our manufacturing and engineering partners, we plan to deliver the functional prototype within 3-4 months' time from fundraising completion.

The next step is to manufacture the add-on parts for the prototype. This requires additional tooling for the fiberglass parts. Processing time is anticipated at 2-3 months.





And, we filed the first patent application, more are in progress.
The application is currently owned by Michael and the full rights will be transferred to the company in the future for no extra compensation.


United States Patent and Trademark Office






Sketch to Final Design

We are currently designing the battery select system for which we developed an optimized energy supply concept to fit the batteries to our specs in terms of weight distribution and accessibility.
For our new interior design, we need to work on the new CAN-bus system and software implementations.
Martin, one of our team members, has extensive and long-time experience with developing automotive electronics and advanced driver assistance systems.







Product images are computer generated, product is in concept stage. Final product may vary.



"Vision without action is merely a dream. Action without vision just passes the time. Vision with action can change the world."

Joel A Barker


ARTISAN BREAD & PASTRIES • WINE

How we intend to enter the market.

We intend to sell large numbers of electric trucks, and become a major player in the electric truck industry.



CF1 Basic CF1 City

Product image is computer generated, and product is in concept stage. Final Product may vary.

We are planning to start production in Q4 2019 and will start with our **CF1 Basic** flatbed version model. Third parties can buy the basic model and customize back structures or cargo boxes according to their own needs.

We will also offer the CF1 City model: the Basic version combined with our standard cargo box.
The **intelligent mobile hub system option** will be sold to fleet operators and the design can be customized (e.g. material container, mobile hub, mobile sales kiosk etc.). In general, we plan to offer customization on design for larger quantities. Another option would be the Low-floor version. More info on that in the section below **"The Low Floor Option"**.



Product image is computer generated, product is in concept stage. Final product may vary.



Product image is computer generated, product is in concept stage. Final product may vary.

We will sell **direct**, **online** and through selected distributors.
Service will be offered through a third-party system, and we are in talks with companies like **Ryder** about that. In a meeting with Chris North, Senior Director - Advanced Vehicle Technologies & Global Fuel Products at Ryder System, Inc. he expressed great interest in our **CF1** and stated "I want to be the first for a test ride". Happening soon, Chris! We are also talking to other potential customers like **UPS** and **DHL**.

Key facts about the projected CF1

- Drive-able with a basic driver's license
- Up to 2300 kg/ 5070 lbs payload
- Class 3 light duty truck
- Up to 20m³/706 ft³ cargo volume
- 100 miles range with basic battery
- Add-on Clean energy provided by solar power
- Basic price below $30,000
- Optional "Battery Select" upgrade (at purchase or later)
- Optional "fast charging"
- Regenerative braking
- Remote operations with mobile app





Product image is computer generated, product is in concept stage. Final product may vary.

Technology & Features

ZERO EMISSION| MAXIMUM ADVANTAGES



Advanced Connectivity and Logistics Software
Smartphone APP, Keyless Operations
Large Payload Space
Large Central Touchscreen for Safer Operation
Fast Charging (option)
Autonomous Driving on Roadmap
Optimized for "Last Mile" Operations
Outstanding TCO (total cost of ownership) ratio
Advanced Safety Systems
"Battery Select" (option)

Product image is computer generated, product is in concept stage. Final product may vary.

Our **modular concept** will allow us to develop a customized payload space and to manufacture the final design in small quantities at favorable costs. We can build everything to the needs of the fleet operators. Cabin, Structure, Outer Design.

We believe Electric Mobility disrupts the industry. No more need to invest hundreds of millions of dollars into engine development. Drive-train battery – all will become commodities. Now we can concentrate on developing a truck to meet the needs of the customer, and last but not least, the driver.

All this places our customers front and center by looking deep into their operations, their infrastructure and listening to their plans for the future.

We will also spend time with the drivers and interview them about their day-to-day routine to identify their needs.







Product image is computer generated, product is in concept stage. Final product may vary.

One **Key Element** in our vehicles will be a centralized, driver-oriented display for battery information, navigation, audio control, open source logistic software integration and more. We want to provide maximum visibility, workflow clarity, efficiency, and safety for the driver. The trucks will be completely operated by the central display and the multi function steering wheel.



For the battery technology, we are working with an experienced lithium-ion battery manufacturer who has been serving the EV industry for many years. The unique liquid cooling circulation system does not need a separate compressor and provides fast cooling speed and a good consistency within the given temperature fields.
For the "last mile", usually the trucks will be charged overnight at the depot so, no fast charging is needed. We will offer fast charging as an option.

The "Battery Select" option will be an innovative concept. We can't disclose too many details at the moment as we are in the process of filing another patent application. In principle, there will be a basic package installed, upgradable by "plug and play" modules.



Our modular concept will allow a flexible implementation of new battery technologies. We are in talks with **FISKER** to test their solid-state battery in one of our future **CF1** prototypes. We are also closely following the hydrogen cell developments and are studying inductive charging technologies. For the drive-train, we are in talks with **BOSCH**, a global premium automotive supplier. We believe working with premium suppliers reduces the possible risks and will further accelerate our development process. In addition, it will further enable our ability to scale-up production quickly.





A clean and functional cockpit for the truck and the driver. Easy access to information. Implementing modern and minimal design elements to achieve maximum productivity.

Product image is computer generated, product is in concept stage. Final product may vary.









We love aesthetic design and innovative technologies. Premium craftsmanship and high quality always make a difference.



Outstanding Total Cost of Ownership Ratio

Maximum Load Capacity

Plug and Play Battery

Advanced Connectivity

The Low Floor Option



Product image is computer generated, product is in concept stage. Final product may vary.



41cm/16 1/4 inch

Low-Floor chassis offers certain advantages for inner-city logistics which deal mostly with single box distribution. The low entrance level allows fast in and out operations and saves significant time during a regular day, as well as being healthier for drivers and crew.

In addition to inner-city distribution, a low-floor chassis can serve as a base for a variety of vehicles:

- Vending trucks
- Mobile offices
- Food trucks
- Campers and mini-busses

COXX Mobile Systems in the Netherlands, a leading supplier of innovative



transport solutions and the inventor of the X-low floor chassis, is in talks with us to find a specific chassis solution for our CF1.







Product images are computer generated, product is in concept stage. Final product may vary.

The intelligent Mobile Hub Concept (Option)

In any case, the increasing demand for "access points" or "mobile hubs" for small-scale local deliveries forces the leading logistics companies to invest in the development of suitable modular and transport-efficient solutions.

Currently, UPS and DHL are testing different concepts. Those hubs will be placed within the inner-city boundaries, and the content will be further distributed by bicycles, smaller transport vans and other delivery services for the "last meter".



Our intelligent mobile hub concept will solve the problem. It will come with integrated photovoltaic layers, providing the power to support loading/unloading. With the push of a button (e.g. smartphone app) the CF1 will connect with the mobile hub and process the unloading and loading automatically.

And yes, we will have **autonomous moving ability**, e.g. for the container to move itself into its parking spot! The mobile hubs will have the flexibility to be placed at different locations and function as an access point for





small-scale local deliveries.

Click on the image and check out the video animation, explaining the concept. The intelligent mobile hub concept is just one option, and we might outsource or license the technology to third parties as well.



Mobile hubs can be used as package pick-up and drop-off stations or as temporary material storage containers for construction companies. We believe the ability to be interchangeable will allow it to serve multiple locations from one truck thereby further reducing traffic congestion and operating cost. The mobile hub will communicate with the truck telematics through the cloud. RFID readers will determine the status of loaded or unloaded packages.





Product image is computer generated, product is in concept stage, final product may vary.

Charging Infrastructure

Charging infrastructure will be provided by professional partners

Vehicles for the last mile usually operate within a low range. Research often puts this at 100 miles being the the maximum reach needed for inner-city deliveries and other operations.

More battery capacity means more weight and more cost. These vehicles charge during the night at the depots. Simultaneously charging 3-4 vehicles can usually be handled by standard grids. Most of our customers operate many more vehicles.

This will require building a sufficient infrastructure within the depots, and optional "fast charging" will be another challenge for the grid. We are talking to companies like **Black and Veatch** (the guys who built up most of the Tesla Superchargers in the usa) for possible partnerships to offer our customers full package solutions and to provide the confidence of being in professional hands.











Product image is computer generated, product is in concept stage. Final product may vary.

Comparing the Projected CF1 with Competition



Workhorse N GEN Long

What we like:
- great cabin concept

Range: up to 100 miles
Payload: 2267 kg/5000 lbs
Cargo : 28m³/1000 ft³
Price: $60,000+



Mercedes E-Vito

What we like:
- It is a Mercedes :)

Range: up to 93 miles
Payload: 1073 kg/2365 lbs
Cargo: up to 6.6m³/233 ft³
Price: $45,000+



Streetscooter Work L

What we like:
- an interesting vehicle

Range: up to 104 miles
Payload: 960 kg/2116 lbs
Cargo: 8m³/282ft³
Price: $48,000



Mercedes E Sprinter

What we like:
- It is a Mercedes, too :)

Range: up to 93 miles
Payload: 1000 kg/2204 lbs
Cargo: up to 10.5 m³/370 ft³
Price: $50,000+

Compared to our competition, we believe that our **CF1** will outperform in multiple ways. Our price point has been set to attract more fleet operators to change to clean technology. By comparing the value of the complete package, consisting of price, payload capacity and innovative features enabling more cost savings in operation, we believe that the **CF1** will set new standards in the industry.

Financial Planning and Outlook

Growing fast

Go To Market

Predicted revenues/expenses:

2018 $0 / $400,000
2019 $7,500,000 / $15,000,000
2020 $120,000,000 / $100,000,000
2021 $250,000,000 / $220,500,000
2022 $500,000,000 / $445,000,000

* For a more detailed explanation of the forward looking information listed above, please see the Financial section below.


CF Sales & Distribution
Hardware R&D
Telematics R&D
Procurement


Financial Projections
100 million
50 million

Key facts and Milestones from our plan:

- Sep/Oct 2018 Startengine campaign to finalize the prototype


Cabin and Main Structure
Telematics
Outsourcing
Powerpack
Propulsion
Local Assembly
Customer Delivery
3rd Party
Service Network

- Jan-Feb 2019 Prototype finished
- Feb 2019 Series A funding
- Apr 2019 CF first public launch of the CF1 at the ACT Expo in Long Beach, California
- Q4 2019 European Homologation
- Q3 2019 US serial assembly starts
- Q4 2019 European assembly starts



What Makes Our Team Special



We have a great team
The core team members come from different industries because we think that this is important to generate an "out of the box" view to innovate and to change existing industry paradigms and to understand the challenges and real needs of our customers. All of us share the passion to create something special, to invest our knowledge and creativity for CityFreighter and to become a leader in innovative logistics solutions.

Having a vision is a great start, but the execution is key! That is why we immediately brought on board "heavy-hitters" with a strong track record of turning strategy into money-making reality.

Invest in CityFreighter today!

Now you can be part of this exciting journey and a little investment in our startup could make a big difference.



Invest in a promising business and team and support the environment.
Invest in CityFreighter and help us to create a better future.



Product image is computer generated, product is in concept stage. Final product may vary.

CityFreighter FAQs

What is the story of CityFreighter? How did you come up with the idea?

Two years ago, Michael, one of our founders and a big Tesla fan, was looking at the developments in the commercial EV market and concluded that there wasn't much happening. On the other hand, Michael was sure that for e-mobility to become more accepted, the commercial market will be a key driver as the rapidly growing eCommerce business and inner city pollution discussions will be a source of conflict and opportunity.
Michael told a friend that he would like to start a new company and to develop commercial e-trucks. "You are not able to do it", the friend answered, "too much money needed". Well, you need to know that statements such as "you are not able", or "you can't do it" are words which are not part of the team's vocabulary. There is always a way! You just need to find the right directions. First, extensive market research started. The first idea was to form a joint venture with a large Chinese brand.
One day, during multiple visits to truck factories, Michael was watching the assembly at one of China's leading truck manufacturers, Foton, and figured "There is no magic ingredient here". After that, the modular concept to develop a new brand, to outsource production to reliable suppliers and concentrate on R&D and final assembly was born. A way to start an automotive manufacturing company with relatively low investments leveraging the advantages of e-mobility. Since then a lot has happened. The team has been built, the concept has been detailed at every step and here we are.

Are you guys not too ambitious, or do you really think that you can deliver?

The KEY thing for us is to be real. So, despite some dreamers presenting fantasy "photoshop" designs and "somehow in ten years" wishful thinking strategies, we focus from the start on delivering. The experience within the team on manufacturing and how to execute challenging projects plays an important role here. When we say we will be able to finalize the working prototype within 3-4 months, you can be sure that we have a detailed plan in place to execute that. We flew around the globe, had hundreds of meetings and discussed our strategy with premium automotive suppliers like BOSCH. The whole truck layout and production plan is ready.

Established manufacturers have invested heavily to develop electric trucks. How can CityFreighter compete with them?

Some of the team does not have any experience in the automotive industry, but they know how to develop a business, have engineering experience and are motivated to make a change. And often it is an advantage to come from the "outside" and bring fresh perspectives to processes which are in place for many years, to identify combinations of using innovative new methods and established ones. And having a team of 100 engineers or just 10 working on a new invention does not automatically mean the bigger team will be more effective. But, you need to pay for the bigger team. The key is that mobility is a disruptive technology. We believe this offers a lot of new opportunities. More small-scale companies will now have the chance to innovate in this field. We have decided to outsource our production to reliable suppliers, taking advantage of using their R&D departments as well. It will allow us to fully concentrate on our mission: "We will become a leader in Clean Urban Logistics Solutions. We will provide premium customized electric trucks for our customers, to solve their key problems. Making the impossible possible!"

Tell me about autonomous driving. Doesn't the logistics industry have different requirements than passenger cars?

You are absolutely right. For passenger cars, we believe that autonomous driving will become a standard feature, containing a lidar, cameras, sensors and software, even upgradeable to existing cars.
For the logistics industry, and here for the "last mile" logistics, things will be completely different. Autonomous driving requires a customized adaption to the infrastructure of the specific fleet operator. For example, we believe that the UPS infrastructure will be different from DHL. Any concepts need to include the whole process of parcel distribution. We see autonomous driving coming in steps here. And there are interesting possibilities. For example, a package with RFID code will be loaded on the truck, the software of the truck recognizes the code, it will connect to the navigation system and the truck will use, based on traffic condition and other package deliveries, an optimized route for each. It could also send a message to the receiver with the estimated time of arrival and the receiver could even re-route it in real time.

What kind of battery technology are you using and what is the size of the battery pack?

We are using lithium-ion soft packaging and will determine the best battery pack after extensive testing of the prototype on the East Coast and other locations. An electric truck should not only perform well under beautiful summer conditions in California but also in the harsh winter conditions of Alaska.

How will you keep up with the rapidly changing technologies in the automotive sector? And why do you outsource the production and not assembly?

This is exactly why we believe that outsourcing is the right way to go. Our suppliers for the key elements, cabin production, battery, drive train and software are all established and experienced companies who do a lot of research, watch the market and introduce new technologies when they are ready.
This will always provide us with a key advantage, reducing our own R&D costs and still staying ahead. We can fully concentrate on the product development. Doing the assembly is also key for us. We do the final inspection, making sure only premium quality will be shipped to our customers.

Where are you going to find all the great talent you need to build-up this venture?

We expect to scale-up quickly and are constantly looking for exceptional people to join us. At present, we are particularly interested in US or Europe-based experts in the areas of automotive connectivity, related software engineering, and structural design. Start a conversation with us anytime by sending your CV/Resume to phase2@cityfreighter.com

What will be coming after the CF1?

Good question. The CF1 is our first model with a fast go-to-market concept to make money and to innovate further from a solid base.
The CF1 process will provide us with a lot of experience, customer feedback, and ideas for future models.
After that, we are discussing developing a new model from scratch. But this has not yet been determined.

I believe the country I am coming from will develop a strong market for electric trucks. Is there a way we could cooperate?

Talk to us and send us a mail with your proposal to investorrelations@CityFreighter.com. There are different scenarios possible, like licensing, exclusive distribution and more. We are open to serious suggestions. Rule of thumb: Always include detailed information about yourself, the proposed market and the business model. We would be happy to grow the CityFreighter family globally.

Are you collaborating with other players in the industry, creating strategic partnerships?

Yes, this is part of the plan. We are talking to companies in different fields, such as hardware, software, battery technology and drivetrains.
We are currently in talks with well-known corporations, but cannot disclose names here at this point.

How much money are you planning to raise after this round?

Well, the funding for the prototype is the most difficult part. It is like a 'chicken and egg' game. You don't get money without a physical prototype. Without money, you can't do a prototype. And even more interesting, we have already got serious interest for the next funding round. So far we financed the operations out of our own pockets, no outside investors.
When the prototype is finished, the big game starts: Series A. We estimate we would need to raise between 10 to 15 million dollars. This will enable us to finalize the development, expanding our own R&D and going into serial production with a solid financial base. And start to make a profit. Our prototype will be the required base for that, and it will be awesome!



February 2017
The start!
December 2017
Design process starts
April 2018
Final valuation on technical design
May 2018
Final CF1 design
June 2018
First patent application
June 2018
CityFreighter incorporated
September 2018
Launched on StartEngine
January 2019
Prototype revealed
February 2019
Scale UP!
August 2019
Big moment! Serial assembly of the CF1 started

convert our concept into an early production stage.

customers (with EV/EU)

going into the future. We want to ... quality product and meet the needs of the future customers.

Meet Our Team





Michael Schoening

Founder, Director and President

Entrepreneur for life, business developer. Michael has over 30 years of product development experience. Before starting Cityfreighter, Michael served as president for Robust Technology 3D, Inc., a mobile drones innovation company, from 2015 until August 2018. He's currently the President of Cityfreighter Inc. from inception in June 2018 to present, working full time.

Joe Storment

Co-Founder, COO and Director

Joe runs the infrastructure development at Cityfreighter Inc. from inception in June 2017 to present working full time for the company. He has also been a private investor from 2003 to present.



Martin Pölöskey

Technology Development

Specialist in automotive electronics and advanced driver assistance systems (ADAS). Runs an engineering company developing innovative ... solutions.



Harry Hu

Asian Operations

Harry is currently president and working for a Chinese electric vehicle manufacturer.



Matthias Meitner

Financial Analytics & Strategies

Matthias has been a former investment manager at Allianz Global. He now teaches at the school in Munich and is expert for the matter of ... Matthias wrote several books about the valuation of companies.



Mario Kulczynski

European Operations

Has been CFO for Part-Time Scientists in Berlin, a space exploring company. Studied law and economics at Humboldt University Berlin.



John Bailey

Advisory Board

John is an expert on strategy execution, operational excellence and growing businesses internationally with a background and network also in the logistics industry.



Ignacio Ayala

US East Coast Operations

Ignacio worked in the IT ... industry. Member of diverse Clean City committees.



Peter Huizebos

Advisor E-Mobility

Peter has 30 years working experience in the commercial automotive and electric mobility market. Works currently for a battery technology development company in the Netherlands.



Reiner Brenner

Advisor Coatings and Structures

Reiner owns a large collision body shop business in Germany and understands structural engineering.





Hector Realubit
Design
Automotive Designer Los Angeles, [illegible] experience

Shawn Sakamoto
IT Adviser
Information Developer for [illegible] in [illegible], CA

Offering Summary

Maximum 107,000* shares of Common Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 shares of Common Stock ($10,000)

Company	Cityfreighter Inc.
Corporate Address	[illegible] Avenue, Santa Barbara, CA [illegible]
Description of Business	Cityfreighter Inc., a Delaware corporation formed in June 2018, is developing medium duty electric trucks for the last mile, mainly targeting large fleet operators.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10.00 per share
Minimum Investment Amount (per investor)	$250 per investor

Perks*

If we reach a minimum of $250,000

All investors are eligible for the following**:

- [illegible] investors will be randomly selected and will receive a personal invite to the public unveiling event of the CF1 prototype in California, including airfare and luxury accommodation. You will meet the team and will have a dinner with the founders. And a test drive, of course.
- All initial investors in Cityfreighter will receive VIP status and will be invited to every public event (transportation, accommodation, food not included).

***1 Entry for every 100 shares purchased

**Winners will be selected within [illegible] days of completion of fundraising

**Offer excludes family and friends of Cityfreighter employees*The CF1 prototype is expected to be unveiled in or before December 2018

PERK ADVANTAGE 1

$5,000+ Investment

You will be invited to visit our factory in California and to meet the real people behind Cityfreighter (transportation and accommodation not included). Well, you will be also invited for lunch at In-N-Out Burger :)

PERK ADVANTAGE 2

$10,000+ Investment

You will receive a personal invite to a dinner with the founders. Location and time need to be mutually agreed on (transportation and accommodation not included).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Cityfreighter Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $10 / share, you will receive 5 bonus shares, meaning you'll own 55 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass

upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video I Intro Video

(Music playing in background)

We live in a beautiful world,

Protecting the Environment should be the priority, to save our future,

More people will move into the big cities. Ecommerce is exploding,

Last Mile logistics is growing fast and faces multiple challenges,

Using more vehicles with combustion engines will only increase the pollution within our cities,

It is time for a change,

Cityfreighter develops smart electric trucks and innovative logistic concepts for the "last mile", to meet the future needs of urban commercial logistics

Simply replacing fossil fuel operated motors with electric motors does not entirely solve the problem,

Our concept offers a comprehensive solution,

The modular design is customizable and our business model utilizes a realistic fast go-to-market approach with the flexibility to scale-up production quickly.

Check out our campaign page

Become a part of this exciting journey and invest into Cityfreighter!

Video II Intelligent Mobile Hub

Music playing in background,

This is Cityfreighter's intelligent mobile hub concept,

The self-sufficient cargo box will unload itself and will have autonomous moving capabilities to "drive" into a parking spot,

We anticipate an increasing demand for "mobile hubs" within the small-scale local delivery business,

These hubs maybe placed within the inner city boundaries and the content maybe further distributed by bicycles, smaller transport vans and other delivery services for the "last mile",

Multiple mobile hubs can be served by one truck,

Other possible applications includemobile storage, material distribution or mobile vending containers,

The integrated photo-voltaiclayers may provide power to the hydraulic system, the back-up battery and the data transfer controller of the cargo box,

The mobile hub and the truck will be connected to the cloud and communicate via proprietary software and mobile apps,

info@cityfreighter.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.